SOS STAFFING SERVICES, INC. 401(k) PLAN

Financial Statements and Schedules
As Of December 31, 1999 and 1998

Together With Report of
Independent Public Accountants

Report of Independent Public Accountants

To the Administrative Committee of the
  SOS Staffing Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SOS Staffing Services, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

By: /s/ Arthur Andersen LLP
---------------------------
        ARTHUR ANDERSEN LLP


Salt Lake City, Utah
  June 28, 2000

                    SOS Staffing Services, Inc. 401(k) Plan

                  Index to Financial Statements and Schedules
                  -------------------------------------------

Statements of Net Assets Available for Benefits
as of December 31, 1999 and 1998                                        1

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1999                           2

Notes to the Financial Statements                                      3-7

Schedule of Assets Held for Investment Purposes as of December 31, 1999
                                                                       8-9

Schedule of Nonexempt Transactions for the Year Ended
December 31, 1999                                                      10

                    SOS Staffing Services, Inc. 401(k) Plan

                 Statement of Net Assets Available for Benefits
                        As of December 31, 1999 and 1998



                                                    1999          1998
                                                 ----------   ----------
  INVESTMENTS, at fair value:
    Mutual Funds
      Spartan U.S. Treasury Money Market Fund    $  937,901   $  968,776
      Fidelity U.S. Bond Index Fund                 228,188      361,965
      Loomis Sayles Bond Fund                       195,900      143,136
      Fidelity Puritan Fund                         432,724      393,759
      Fidelity Equity Income I Fund                 631,250      488,514
      Spartan U.S. Equity Index Fund              1,086,888      739,737
      Dreyfus Appreciation Fund                     958,129      655,376
      Neuberger Berman Genesis Trust                295,916      326,565
      Managers Special Equity Fund                  575,733      292,061
      Hotchkiss & Wiley International Fund           92,946      103,157
      Templeton Developing Markets Trust             67,063       24,118
      Cohen & Steers Realty Shares Fund              67,198       54,874
      Fidelity Freedom 2030 Fund                     31,859         --
      Fidelity Freedom 2010 Fund                      9,520         --
      Fidelity Freedom 2020 Fund                     13,977         --
      SteinRoe Intermediate Bond Fund                  --         79,060

    Variable Annuity
      Kemper Advantage III                           34,419       83,972

    Other Investments
      SOS Staffing Services, Inc. Common Stock      143,930      148,241
      Participant Loans                              48,032       49,058
                                                 ----------   ----------
                        Total investments         5,851,573    4,912,369
                                                 ----------   ----------

CASH                                                 69,908       18,495

RECEIVABLES:
     Participant contributions                       68,224      103,968
     Employer contributions                         278,515      347,511
                                                 ----------   ----------
                        Total receivables           346,739      451,479
                                                 ----------   ----------

    NET ASSETS AVAILABLE FOR BENEFITS             6,268,220   $5,382,343
                                                 ==========   ==========


               The accompanying notes to financial statements are
                     an integral part of these statements.

                    SOS Staffing Services, Inc. 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits
                      For The Year Ended December 31, 1999



  ADDITIONS:
   Contributions:
     Participants                                               $ 1,683,161
     Employer                                                       310,812
     Rollovers into the Plan                                        337,637
                                                                -----------
                Total contributions                               2,331,610
                                                                -----------
   Investment income:
     Net unrealized appreciation in fair value of investments       183,335
     Realized gains                                                  37,400
     Interest and dividends                                         263,209
                                                                -----------
                Total investment income                             483,944
                                                                -----------
                Total additions                                   2,815,554
                                                                -----------
  DEDUCTIONS:
   Benefits paid to participants                                 (1,929,677)
                                                                -----------
  NET INCREASE (DECREASE)                                           885,877

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                            5,382,343
                                                                -----------
     End of year                                                $ 6,268,220
                                                                ===========

               The accompanying notes to financial statements are
                     an integral part of these statements.

SOS Staffing Services, Inc. 401(k) Plan

Notes to the Financial Statements

1.       Plan Description

The following description of the SOS Staffing Services, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established by SOS Staffing Services, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The trustee of the Plan is Reliance Trust Company.

Employees of SOS Staffing Services, Inc. who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. Inteliant employees who have reached the age of 21 are eligible to participate in the Plan as of the ninety-first day following the day on which the employee first performs an hour of service for Inteliant. The Plan excludes all employees who are highly compensated as defined by the Internal Revenue Service ("IRS").

Contributions

Eligible employees can elect to make contributions to the Plan and such contribution amounts are subject to certain limitations under the IRC. The Company can elect to make discretionary matching contributions to the Plan. For the year ended December 31, 1999, the Company provided a matching contribution equal to 33-1/3 percent of each non-highly compensated staff employee participant's contribution up to a maximum matching contribution of $2,000 per each such participant.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as defined by the Plan. A participant vests according to the following schedule:

                           Less than three years                         0%
                           Three years                                  50
                           Four years                                   75
                           Five years or more                          100%

Forfeitures

At December 31, 1999, forfeited nonvested accounts totaled approximately $69,517. These amounts will be used to reduce future employer contributions.

Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump sum distribution or an annuity to be paid in monthly installments.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Investment Options

As of December 31, 1999, participants may direct their contributions, the employer matching contributions and any related earnings into several investment options. Participants may change their investment elections on a daily basis. A brief description of each investment option is provided below:

         Spartan U.S. Treasury Money Market Fund
         ---------------------------------------
         This fund's objective is to seek high current income while maintaining a stable share price by investing in high quality, short-term money market securities, such as US Treasury securities.

         Fidelity U.S. Bond Index Fund
         -----------------------------
         This fund's objective is to track, rather than beat, the performance of the Lehman Brothers Aggregate Bond Index by investing in various types of medium to high-quality debt obligations.

         Loomis Sayles Bond Fund
         -----------------------
         This fund's objective is to obtain high total investment return through a combination of current income and capital appreciation. The fund normally invests all of its assets in fixed income securities, although up to 20 percent of its total assets may be invested in preferred stocks.

         Fidelity Puritan Fund
         ---------------------
         This fund's objective is to seek income consistent with preservation of capital. The fund invests in a broadly diversified portfolio of high-yielding common stocks, preferred stocks and bonds of any quality.

         Fidelity Equity Income I Fund
         -----------------------------
         This fund's objective is to seek reasonable income by investing mainly in income-producing equity securities and those that offer potential for capital appreciation.

         Dreyfus S&P 500 Index Fund
         --------------------------
         This fund's objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the Standard & Poor's 500 Composite Stock Price Index.

         Dreyfus Appreciation Fund
         -------------------------
         This fund's primary objective is to seek long-term capital growth consistent with the preservation of capital with a secondary goal of current income. The fund generally invests at 80 percent of net assets in the common stock of U.S. and foreign companies.

         Neuberger Berman Genesis Trust
         ------------------------------
         This fund's investment objective is capital appreciation. The fund invests primarily in common stocks and securities convertible into or exchangeable for common stocks of companies with small-to-medium market capitalization.

         Manager's Special Equity Fund
         -----------------------------
         This fund's objective is to seek long-term capital appreciation from investments in companies with the potential for long-term growth as well as undervalued investments. The fund invests principally in equity securities of small- to medium-sized U.S. companies.

         Hotchkiss & Wiley International Fund
         ------------------------------------
         This fund's objective is to seek to provide current income and long-term growth of income, accompanied by growth of capital. The fund invests primarily in international equity securities.

         Templeton Developing Markets Trust
         ----------------------------------
         This fund's objective is to seek long-term capital growth by investing primarily in equity securities of companies in countries that have developing markets. The fund invests at least 65 percent of its total assets in equity securities of developing market issuers in at least three different developing markets.

         Cohen & Steers Realty Shares Fund
         ---------------------------------
         This fund's objective is to seek maximum total return through both current income and capital appreciation. This fund invests primarily in real estate investment trusts.

         SOS Staffing Services, Inc. Common Stock
         ----------------------------------------
         This fund is a non-diversified investment in the outstanding public shares of SOS Staffing Services, Inc.

         Kemper Advantage III
         --------------------
         This fund's objective is to offer both a guaranteed option under its fixed accounts and 26 variable investment options through its separate account. Advantage III is a variable annuity offered by Kemper Investor Life Insurance Company. This fund was an investment option offered by the former trustee. When the funds were transferred from the former trustee to the current trustee, participants were no longer allowed to contribute to this investment. However, funds that were invested in this option were allowed to remain in this investment and earn money until the participant elects to have the funds withdrawn or transferred to another investment option.

         Participant Loans
         -----------------

         The Participant Loan Fund is invested solely in promissory notes executed by participants. The Plan document does not allow for participant loans. However, a retirement plan of one of the Company's subsidiaries allowed for participant loans prior to merging with the Plan. All loans outstanding from the subsidiary's plan at the time of the merger remained outstanding subsequent to the merger.

2.       Summary Of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP No. 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP No. 99-3 was adopted for the 1999 financial statements and as such, the financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

The fair market values of all investments are determined at the end of each Plan year. Unrealized appreciation or depreciation of investment is determined by comparing the fair market value of each investment at the beginning of the Plan year (or at the date of purchase for investment acquired during the current Plan year) with the fair market value at the end of the Plan year.

Realized gains or losses are determined by comparing the sales price of each investment as of disposition date with the fair market value at the beginning of the Plan year (or at the date of purchase for investments acquired during the current Plan year.)

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefits

Payments of benefits to participants are recorded when paid.

Administrative Expenses

The Company pays all administrative expenses of the Plan.

3.       Tax Status

The IRS has determined and informed the Company by a letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.

5.       Nonexempt Transactions

For the year ended December 31, 1999, the Company's failure to remit participant employee contributions to the Plan no later than the 15th business day of the month following the month in which the contribution was withheld by the employer constituted a lending of such monies (bearing interest at approximately 16.5 percent) to the Company. As such, this transaction between the Company and the Plan represented a nonexempt transaction as described in the Schedule of Nonexempt Transactions. The deemed loans were repaid to the Plan on June 28, 2000.

6.       Subsequent Event

Effective January 1, 2000, the Company amended the Plan to treat the employees of its Inteliant subsidiary as a separate line of business for purposes of operational testing. In addition, this amendment allows highly compensated employees of its Inteliant subsidiary to participate in the Plan. Highly compensated employees of SOS and its other subsidiaries will remain ineligible to participate in the Plan.

SOS Staffing Services, Inc. 401(k) Plan

Schedule of Assets Held for Investment Purposes
As Of December 31, 1999

                  (b) Identity of Issuer,
                      Borrower, Lessor                      (c) Description
  (a)                 or Similar Party                       of Investment           (d)Current Value
  ---                 ----------------                       -------------           ----------------
         Fidelity Spartan U.S. Treasury Market Fund           937,901 shares of       $     937,901
                                                              money market fund

         Fidelity U.S. Bond Index Fund                        22,393 shares of              228,188
                                                              mutual fund

         Loomis Sayles Bond Fund                              17,005 shares of              195,900
                                                              mutual fund

         Fidelity Puritan Fund                                22,739 shares of              432,724
                                                              mutual fund

         Fidelity Equity Income I Fund                        11,803 shares of              631,250
                                                              mutual fund

         Dreyfus S&P 500 Index Fund                           20,866 shares of            1,086,888
                                                              mutual fund

         Dreyfus Appreciation Fund                            20,952 shares of              958,129
                                                              mutual fund

         Neuberger & Berman Genesis Trust                     14,064 shares of              295,916
                                                              mutual fund

         Managers Special Equity Fund                         6,297 shares of               575,733
                                                              mutual fund

         Hotchkiss & Wiley International Fund                 3,521 shares of                92,946
                                                              mutual fund


SOS Staffing Services, Inc. 401(k) Plan

As Of December 31, 1999

                  (b) Identity of Issuer,
                      Borrower, Lessor                      (c) Description
  (a)                 or Similar Party                       of Investment           (d)Current Value
  ---                 ----------------                       -------------           ----------------
         Templeton Developing Markets Trust                 4,296 shares of          $      67,063
                                                            mutual fund

         Cohen & Steers Realty Shares Fund                  1,821 shares of                 67,198
                                                            mutual fund

         Fidelity Freedom 2010 Fund                         640 shares of a                  9,520
                                                            mutual fund

         Fidelity Freedom 2020 Fund                         853 shares of a                 13,977
                                                            mutual fund

         Fidelity Freedom 2030 Fund                         1,877 shares of a               31,859
                                                            mutual fund

   *     SOS Staffing Services, Inc.                        32,870 shares of               143,930
                                                            common stock

         Kemper Investors Life                              Advantage III                   34,419
            Insurance Company                               Investment option

         Participant loans                                  Interest rates
                                                            ranging from                    48,032
                                                            8.75% to 9.5%


* Denotes party-in-interest

SOS STAFFING SERVICES, INC. 401(k) PLAN

Schedule of NonExempt Transactions
For the Year Ended December 31, 1999


                                                                 Description of Transactions, Including Maturity

  Identity of Party       Relationship to Plan, Employer or      Date, Rate of Interest, Collateral and Maturity
       Involved                Other Party in Interest
----------------------- -------------------------------------- -----------------------------------------------------
                                                               Lending of monies from the Plan to the employer
                                                               (contributions not timely remitted to the Plan) as
                                                               follows-
SOS Staffing                                                   Deemed loan dated July 1, 1998, maturity June 29,
Services, Inc.          Employer                               2000 with interest at 16.5%





                       Interest Incurred On
    Amount Loaned              Loan
---------------------- ----------------------




               $9,627              $3,430(a)



(a) Interest of $3,430 was remitted to the Plan on June 28, 2000